Exhibit 2.6

FIRST AMENDMENT TO
purchase and SALE Agreement

THIS FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT (this “Amendment”) is made and entered into as of December 6, 2022 (the “Amendment Date”), by and among Pride Parent, LLC, a Delaware limited liability company (the “Seller”), GPM Investments, LLC, a Delaware limited liability company (“Buyer”), and solely for purposes of Section 2(f)(ii) below, Patriot Portfolio Owner LLC, a Delaware limited liability company (“Oak”). Each of the foregoing (other than Oak) may be referred to individually herein as a “Party” and collectively as the “Parties.”

WITNESSETH:

WHEREAS, the Parties previously entered into that certain Purchase and Sale Agreement, dated as of October 19, 2022 (as amended, the “Purchase Agreement”), pursuant to which, among other things, subject to the terms and conditions of the Purchase Agreement, Seller agreed to sell, and Buyer agreed to purchase and acquire, all of the issued and outstanding membership interests of Pride Convenience Holdings, LLC; and

WHEREAS, pursuant to the terms and provisions of this Amendment, the Parties have agreed to amend the Purchase Agreement as provided herein.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.
Definitions. All capitalized terms used in this Amendment that are not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement, as amended hereby. Any new defined terms created by this Amendment are hereby deemed added to Exhibit A of the Purchase Agreement, and any defined terms deleted or amended by this Amendment are hereby removed from or amended in Exhibit A of the Purchase Agreement (as applicable).
2.
Amendments.
(a)
Definitions. The Parties hereby amend the Purchase Agreement by adding the following defined terms to Exhibit A of the Purchase Agreement:
(i)
“Aggregate Cap” means $3,590,000.00.
(ii)
“Buyer’s Non-Reporting” means any Non-Reporting (as defined below) by Buyer or any of its Affiliates (including after the Closing, the Company Group), after the Closing.
(iii)
“Buyer Test Result” means the results of any TSTT performed by a TSTT Contractor, Buyer or any of its Affiliates or Representatives in accordance with Section 6.4(b).
(iv)
“Interim Period” means the period beginning on November 22, 2022, and ending at the Closing on December 6, 2022.

(b)
Environmental Matters—Testing and Repairs. The Parties hereby amend the Purchase Agreement by adding a new Section 6.33 as follows:

Section 6.33 Environmental Matters. Notwithstanding anything to the contrary in this Agreement, including Section 6.4 and Section 6.20, the Parties acknowledge and agree to the following:

(a) Subject to the terms and limitations of this Section 6.33 and Section 6.4(e), Seller shall be responsible for the reasonable, actual, documented fees and costs incurred by Buyer or its Affiliates (including after the Closing, the Company Group) from and after the Amendment Date in connection with the following (the “Environmental Costs”); provided that if Buyer elects to replace instead of repair an item, in no event shall the Environmental Costs in connection therewith exceed the lesser of (i) the cost of the repair as shown in a written repair estimate of an Approved Vendor or (ii) the cost of the replacement of such item (if replacement is cheaper than repair as determined by the Approved Vendor’s estimate); provided, further that the Environmental Costs shall include the cost of repairs (or estimates thereof) or replacements pursuant to this Section 6.33 only to the extent such repairs or replacements are required to achieve Operating Condition and compliance with applicable Environmental Laws and manufacturers requirements and shall not include any optional upgrades or improvements to such equipment or component:

(i) any additional tests as permitted or acceptable under applicable Environmental Laws and/or manufacturer specification, including but not limited to helium testing, conducted to determine the soundness of secondary components, to be conducted by a third party vendor reasonably approved in advance by Seller (an “Approved Vendor”) and arranged by Buyer, in connection with the equipment described on Exhibit A-1 attached hereto;

(ii) the repair and/or replacement of the secondary components specifically identified on Exhibit A-1 attached hereto as a result of a failing test in the case of the secondary components, followed by tests to confirm passing to be conducted by an Approved Vendor and arranged by Buyer;

(iii) the repair and/or replacement of the leak detectors and overfill devices specifically identified on Exhibit A-2 attached hereto, followed by tests to confirm passing to be conducted by an Approved Vendor arranged by Buyer; and

(iv) the repair and/or replacement of the sumps and spill buckets specifically identified on Exhibit A-3 attached hereto, followed by tests to confirm passing be conducted by an Approved Vendor arranged by Buyer.

(b) Any and all Environmental Costs for which Seller is responsible pursuant to this Section 6.33 shall be addressed and reconciled in accordance with the Seller Costs in the Final Settlement Statement as a reduction to the Adjusted Purchase Price as provided in Section 2.4(c).

(c) Prior to conducting any repairs, replacements and tests contemplated herein, Buyer shall provide Seller’s designated contacts, with a written schedule of the proposed repairs, replacements and/or testing times, dates and locations. Buyer shall permit Seller and its Affiliates and Representatives to attend and observe all repairs, replacements and testing if they so desire but shall not be obligated to modify the schedule to accommodate Seller, its Affiliates and Representatives. Buyer shall have the right to make modifications to the written schedule, but in such event Buyer shall promptly notify Seller of any such modifications no less than twenty-four (24) hours’ prior to performing any accelerated repairs, replacements and/or tests contemplated herein resulting from such modifications.

(c)
Environmental Matters—Tank Tightness Testing. The Parties hereby amend the Purchase Agreement by adding a new Section 6.4(e) to the Purchase Agreement as follows:

“(e) The Parties acknowledge and agree that Buyer was not satisfied with certain of the Buyer Test Results. Although Buyer and Seller do not agree regarding whether the Buyer Test Results represent non-compliance with Environmental Laws, and without waiver of any of the Parties’ positions regarding the Buyer Test Results, in order to resolve the disputed matters so that the Parties may proceed with the Closing, notwithstanding anything to the contrary in this Agreement, including Section 6.2(c), Section 6.4 and Section 6.20, the Parties hereby acknowledge and agree to the following:

(i) Subject to the terms and limitations of this Section 6.4(e), Seller shall be responsible for the reasonable, actual, documented fees and costs incurred by Buyer or its Affiliates (including after the Closing, the Company Group) (the “Non-Reporting Costs” and together with the Environmental Costs, the “Seller Costs”), to the extent directly attributable to Seller’s or the Company Group’s failure during the Interim Period to: (x) report to MassDEP or CTDEEP, as applicable, any Buyer Test Result that identified a failed test or inconclusive result (“Failures or Inconclusive Results”); (y) submit an application for eligibility for coverage by the Massachusetts Underground Storage Tank Petroleum Product Cleanup Fund in connection with any Failures or Inconclusive Results; or (z) notify the underwriters of the PLL Policy of any Failures or Inconclusive Results (collectively, (x), (y) and (z) are referred to as “Non-Reporting”).

(ii) Notwithstanding anything to the contrary in this Agreement:

1. Seller shall not be liable for any Seller Costs in accordance with Section 6.33 and this Section 6.4(e) unless a written demand setting forth the amount of such Seller Costs and facts related to such Seller Costs and including copies of all documentation in connection therewith is delivered by Buyer to Seller with respect thereto on or prior to the delivery of the Final Settlement Statement pursuant to Section 2.4(c).

2. Any Seller Costs for which Seller is responsible pursuant to Section 6.33 and this Section 6.4(e) shall be included in the Final Settlement Statement pursuant to Section 2.4(c). Accordingly, the Parties acknowledge and agree that from and after the date on which the Final Settlement Statement is finalized and the post-Closing true-ups are finally determined pursuant to Section 2.4(c), Seller and its Affiliates shall have no further liability, responsibility or obligation pursuant to Section 6.20, Section 6.33 or this Section 6.4.

3. In no event shall the aggregate liability of the Seller or any of its Affiliates pursuant to this Section 6.4(e) and/or Section 6.33 exceed the Aggregate Cap.

4. Seller shall not be liable or responsible for or required to pay or reimburse Buyer for any Non-Reporting Costs to the extent directly attributable to Buyer’s Non-Reporting.

5. In no event shall this Section 6.4(e) be construed to constitute an acknowledgement or agreement by Seller or Buyer or any of their respective Affiliates, including the Company Group Members, that there is any non-compliance with any Environmental Laws or that they have any obligation to provide notification to a Governmental Authority or other third party in connection with the same. In furtherance of the above, in no event shall this Section 6.4(e) be construed to constitute an acknowledgement or agreement by Seller or any of its Affiliates that any Failures or Inconclusive Results represent Imminent Reporting Obligations.

6. Buyer shall take, and after the Closing, shall cause the Company Group Members to take, all commercially reasonable steps to mitigate any and all Seller Costs.

7. In no event shall Seller have any liability under this Section 6.4(e) or Section 6.33 for any losses to the extent such losses resulted from the gross negligence or willful misconduct of Buyer or its Affiliates.

8. Buyer shall, and shall cause its Affiliates, including after the Closing, the Company Group Members to use commercially reasonable efforts to recover any amounts that Buyer in good faith believes may be recoverable from any third party, including any indemnity, contribution or other similar payment, or under or pursuant to the Massachusetts Underground Storage Tank Petroleum Product Cleanup Fund or any insurance policy pursuant to which or under which Buyer (or any of its Affiliates, including after the Closing, the Company Group Members) has rights (including the PLL Policy and/or the Initial R&W Policy) in connection with the matters contemplated herein. Any and all amounts payable pursuant to Section 6.33 or this Section 6.4(e), if any, shall be determined net of any amounts actually received by Buyer (or any of its Affiliates) from any third party, including any indemnity, contribution or other similar payment, or under or pursuant to the Massachusetts Underground Storage Tank Petroleum Product Cleanup Fund or any insurance policy pursuant to which or under which Buyer (or any of its Affiliates) has rights (including the PLL Policy and/or the Initial R&W Policy and/or the Amended R&W Policy). If Seller has actually paid or reimbursed Buyer or any Affiliate for any payments pursuant to this Agreement and, subsequently, there is an actual payment under any such policy (whether to Buyer, another insured under policy or a third party) for a claim involving the same or related facts that gave rise to the claim for reimbursement, then Buyer shall (or shall cause the other insured under the applicable policy to) use such insurance proceeds and promptly reimburse Seller for any amount previously paid by Seller.

9. Under no circumstances will any Party or any of its Affiliates be entitled to recover more than one time for any amounts to which such Party is owed under this Agreement, and to the extent a Party or any of its Affiliates is compensated for a matter through the adjustments provided for in Section 6.2(c) or otherwise, such Party and its Affiliates will not have a separate right to payment pursuant to this Section 6.4(e) or Section 6.33. In no event shall there be any duplication of payments or recovery under different provisions of this Agreement arising out of the same facts, conditions or events.

(iii) After the Closing, the terms and provisions under Section 6.33 and this Section 6.4(e) shall be the sole and exclusive remedy of the Parties for the matters contemplated by Section 6.4, Section 6.20 and Section 6.33 of this Agreement and this Section 6.4(e) shall govern in the event of conflict between this Section 6.4(e) and any other terms or provisions in this Agreement, including the other provisions of Section 6.4, Section 6.20 or otherwise. Except as expressly provided in Section 6.33 and this Section 6.4(e), Buyer hereby waives any and all rights, remedies, causes of action or claim it may have against Seller, including under any statute, common Law, tort or equity, as a result of any losses or any and all other damages incurred by Buyer or its Affiliates with respect to the matters contemplated in Section 6.4, Section 6.20 and Section 6.33.”

(d)
Final Settlement Statement. The Parties hereby amend the first sentence of Section 2.4(c) of the Purchase Agreement by replacing it with the following:

“Not later than ninety (90) days following the Closing Date, Buyer shall prepare and deliver to Seller a statement, in substantially the form attached hereto as Exhibit F and attaching reasonable supporting schedules, working papers and all other relevant details in Buyer’s possession to enable a review thereof by Seller (the “Final Settlement Statement”), setting forth Buyer’s good faith estimate of the final calculation of the Adjusted Purchase Price determined in accordance with the Accounting Principles and showing the calculation of each adjustment under Section 2.4(a), except with respect to Inventory which shall be separately addressed in accordance with Exhibit B, and specifically including any Seller Costs which shall be a reduction to the Adjusted Purchase Price; provided, however, that to the extent all Seller Costs are not reasonably ascertained and/or the testing, repairs and/or replacements or other matters relating thereto are not completed by Buyer and/or the Company Group Members within such ninety (90) day period despite Buyer using its commercially reasonable efforts to complete such matters within such timeframe, (i) the Final Settlement Statement shall be bifurcated, such that the Seller Costs not yet known as of such ninety (90) day period shall be excluded from the form of Final Settlement Statement to be provided within such ninety (90) day period, and (ii) Buyer shall prepare and deliver to Seller the Final Settlement Statement inclusive of such Seller Costs not included in clause (i) above by no later than one hundred twenty (120) following the Closing Date.

The Parties hereby further amend Section 2.4(c) of the Purchase Agreement by adding the following sentence to the end of Section 2.4(c):

“Notwithstanding anything to the contrary herein, in the event of a dispute between the Parties with respect to any of the Seller Costs, including the amount thereof, such disputed matter(s) shall not be resolved by the Accounting Firm, but rather shall be resolved in accordance with Section 10.3.”

(e)
Repairs. The Parties hereby amend the Purchase Agreement by adding the following to the end of Section 6.2(c) of the Purchase Agreement as follows:

“Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that the amount for which Seller has any further responsibility pursuant to this Section 6.2(c) is $275,000.00, which such amount shall be reflected as an adjustment to the Unadjusted Purchase Price at the Closing as the sole and exclusive remedy of the Parties for any unresolved matters as of Closing contemplated by Section 6.2(c). From and after the Closing, Seller shall have no further liability, responsibility or obligations with respect to any matters contemplated by Section 6.2(c), and Buyer hereby waives any and all rights, remedies, causes of action or claim it may have against Seller, including under any statute, common Law, tort or equity, as a result of any losses or any and all other damages incurred by Buyer or its Affiliates with respect to this Section 6.2(c).”

(f)
Title Matters.

(i) The Parties acknowledge and agree that with respect to Site No. 2 - 13 N. Main Street, East Longmeadow, MA, there is an exception on the Title Commitment as of the Amendment Date related to a special permit granted by Town of East Longmeadow on 5/8/12 for a 18’x10.5’ gable to cover the gas pumps. Seller is in the process of, and from and after the Closing, Seller will continue to use commercially reasonable efforts to, have such special permit amended as promptly as reasonably practicable to remove the condition on change in ownership of East Longmeadow Mobile, Inc. (including, but not limited to, the amendment of the special permit by the local municipality in the ordinary course of the amendment process).

(ii) Buyer, Seller and Oak acknowledge and agree that with respect to the Owned Real Property known as Site No. 21 – 1225 Parker Street, Springfield, MA (the “Parker Street Property”), and as noted in Buyer’s Title Objection Notice, Pride RE does not currently have fee simple title to the entirety of the real estate parcels on which the retail fuel station (including the fuel canopy) and convenience store is located. More specifically, as shown on Exhibit B attached hereto, Pride RE currently has fee simple title to the area of the Parker Street Property shaded in blue thereon, but does not have title to the parcels denoted in yellow (constituting part of parcel C denoted thereon) and the triangular parcel denoted as parcel 11 thereon, both of which contain a portion of the convenience store (and with respect to parcel 11, the fuel canopy) and are intended to constitute part of the Parker Street Property (collectively, the “Missing Parcels”). Accordingly, the Parties hereby agree that a portion of the Adjusted Purchase Price in the amount of $8,018,718.85, which is being funded at Closing by Oak (the “Parker Street Escrow Amount”) shall be funded at Closing by Oak and held in escrow by Fidelity National Title Insurance Company (“Escrow Agent” or “Fidelity”), pursuant to and in accordance with that certain Escrow Agreement, dated as of December 5, 2022 by and among Escrow Agent, Buyer, Seller and Oak. Following the Closing, Seller shall use its commercially reasonable efforts to acquire, on behalf of Pride RE, title to the Missing Parcels and Buyer shall, and shall cause its Affiliates and Representatives to, cooperate in good faith with Seller in Seller’s efforts to acquire the Missing Parcels, including providing prompt assistance as may be reasonably requested by Seller. Following the Closing, Buyer shall not, and shall not cause or permit its Affiliates or Representatives to take any actions that would reasonably be expected to impair or delay Seller’s efforts to acquire the Missing Parcels. Upon (a) conveyance of the Missing Parcels to Pride RE, free and clear of any Liens other than Permitted Liens, and (b) receipt by Oak of (i) a Title Policy issued by Fidelity or such other title company mutually acceptable to Buyer and Oak insuring in favor of Pride RE good and marketable fee simple title to the entire Parker Property, which includes the Missing Parcels, free and clear of any Liens other than Permitted Liens, and (ii) an ALTA survey and zoning report from Oak’s current vendors similarly showing no significant encroachments or Liens or violations of Law other than with respect to Permitted Liens (collectively, the “Parker Street Remittance Conditions”), Buyer, Seller and Oak shall deliver a joint written instruction to the Escrow Agent to release the Parker Street Escrow Amount to Seller. Unless Buyer, Seller and Oak otherwise mutually agree in writing, in the event that the Parker Street Remittance Conditions are not satisfied by January 5, 2023, which such date the Buyer, Seller and Oak agree to extend in good faith by an additional thirty (30) day period (and then up to an additional four (4) subsequent additional 30-day periods) to the extent Seller (x) has made reasonable progress, (y) is working in good faith and (z) reasonably believes the Parker Street Remittance Conditions could be met during such extension period, Buyer, Seller and Oak agree to the following:

(a) Buyer, Seller and Oak shall deliver a joint written instruction to the Escrow Agent to release the Parker Street Escrow Amount to Oak and/or to Buyer (as directed by Oak and Buyer);

(b) the Adjusted Purchase Price shall be deemed for all purposes under the Purchase Agreement to have been reduced by the Parker Street Escrow Amount;

(c) Oak shall, at no additional cost or expense to Oak, convey the Parker Street Property back to the Seller pursuant to a quitclaim deed in accordance with local custom and practice in substantially the form attached to the Purchase Agreement as Exhibit H-1; and

(d) Buyer and Seller shall enter into a lease with respect to the Parker Street Property (which lease shall include the Missing Parcels, and which lease will, to the extent required, include the fee owner of the Missing Parcels as a landlord thereunder) on such terms and provisions as shall be mutually agreeable to Buyer and Seller and, if applicable, the fee owner of the Missing Parcels, including substantially the same economic and initial term and renewal terms as agreed between Oak and Buyer with respect to the Parker Street Property as of the Closing.

Notwithstanding anything to the contrary in this Agreement, if the Parker Street Remittance Conditions have not been satisfied by December 29, 2022, in addition to and not in limitation of the foregoing, the Parties acknowledge and agree that any and all claims, settlements or other amounts in recovery in respect of any and all claims against the Selling Parties (as defined in the Pride Asset Purchase Agreement) that may be available under the Pride Asset Purchase Agreement in connection with the failure of the Selling Parties to deliver title to the Missing Parcels in accordance with the terms of the Pride Asset Purchase Agreement (the “Title Claims”), shall be for the benefit of Seller, including all amounts then held in escrow with respect to the Indemnity Escrow Amount (as defined in the Pride Asset Purchase Agreement). Accordingly, the Parties acknowledge and agree that at the direction of Seller, Buyer shall, and shall cause its Affiliates to, promptly pursue, at Seller’s cost and expense, any and all Title Claims in accordance with the terms of the Pride Asset Purchase Agreement, including all amounts then held in escrow with respect to the Indemnity Escrow Amount prior to the release of such escrowed funds; provided that, Seller shall, at its sole cost and expense, subject to Buyer’s reasonable approval rights regarding any element of the foregoing which could reasonably be expected to result in any losses, claims, damages, liabilities, judgments or costs and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) to Buyer or any Company Group Member), have the sole and exclusive authority to manage the indemnity claim process, litigation, arbitration, and other matters related to the Title Claims including making any settlement decisions, and Buyer shall not, and shall cause its Affiliates not to, take any action with respect to the Title Claims unless otherwise approved or directed by Seller.”

(g)
Purchase Price Adjustment. The Parties hereby amend the Purchase Agreement by adding the following (ix) to the end of Section 2.4(a) to the Purchase Agreement as follows:

“(xi) decreased (as a one time adjustment and not subject to any post-Closing true up pursuant to Section 2.4(c) or otherwise) by $687,000.00 in connection with any tests, repairs and/or replacements with respect to all equipment identified as inconclusive or unable to be tested by Buyer described on Exhibit C, as the sole and exclusive remedy of the Parties for all matters in connection with such tests, repairs and/or replacements.”

3.
Waiver of Closing Condition. The Parties acknowledge and agree that Buyer has waived receipt of Required Approvals from AMBEST Inc. as a condition to Closing pursuant to Section 7.2(d)(i) of the Purchase Agreement.
4.
Miscellaneous. Except as otherwise expressly provided in this Amendment, all of the terms of the Purchase Agreement shall continue in full force and effect and are ratified and affirmed. This Amendment may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Amendment and all of which, when taken together, will constitute one and the same agreement. The exchange of copies of this Amendment and of signature pages by facsimile or e-mail shall constitute effective execution and delivery of this Amendment as to the Parties and may be used in lieu of the original Amendment for all purposes. Signatures of the Parties transmitted by facsimile or e-mail shall be deemed to be their original signatures for all purposes. This Amendment shall be binding upon, and inure to the benefit of, the Parties and their respective successors and permitted assigns. Nothing in this Amendment shall entitle any Person other than Buyer and Seller to any claim, cause of action, remedy or right of any kind. Notwithstanding the foregoing: (a) the Parties reserve the right to amend, modify, terminate, supplement, or waive any provision of this Amendment or this entire Amendment without the consent or approval of any Person other than the Parties hereto and (b) no Party hereunder shall have any direct liability to any permitted third-party beneficiary, nor shall any permitted third-party beneficiary have any right to exercise any rights hereunder for such third-party beneficiary’s benefit except to the extent such rights are brought, exercised and administered by a Party hereto.
5.
In the event of any conflict or inconsistency between the terms of this Amendment and the terms of the Purchase Agreement, the terms of this Amendment shall control.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the Parties have executed this Amendment effective as of the Amendment Date.

SELLER:

PRIDE PARENT, LLC

By: /s/ Daniel R. Revers

Name: Daniel R. Revers

Title: President

Signature Page to First Amendment to Purchase and Sale Agreement

BUYER:

GPM INVESTMENTS, LLC

By: /s/ Arie Kotler

Name: Arie Kotler

Title: CEO

By: /s/ Eyal Nuchamovitz

Name: Eyal Nuchamovitz

Title: EVP

Signature Page to First Amendment to Purchase and Sale Agreement

SOLELY FOR PURPOSES OF SECTION 2(F)(II) OF THIS AGREEMENT:

Patriot Portfolio Owner LLC

By: /s/ Michael Reiter

Name: Michael Reiter

Title: Authorized Representative

Signature Page to First Amendment to Purchase and Sale Agreement